JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (emeritus)
January 6, 2015
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 6, 2015
File No. 333-333-198573

Dear Ms. Long:

Filed concurrently herewith in response to your letter of comments dated December 29, 2014 is the registrant’s amendment no. 3 to the above referenced registration statement. The registrant has made changes in response to your comments as described below.

Legal Opinion, Exhibit 5.1

1.	Please have counsel revise its legal opinion as follows:

  In the third paragraph please remove the references to the specific sections and the Nevada Private Corporations Law. The reference to specific sections of the law leaves unclear whether counsel is taking responsibility for the opinion under all applicable Nevada statutory provisions and reported judicial decisions interpreting these laws. We will not object if counsel refers generally to the Nevada corporation law, as counsel has done in the fourth paragraph of the opinion.

  In the fourth paragraph we note the statement that “I am not a member of the Nevada bar, but have assumed . . .” It is inappropriate for counsel to indicate that he is not qualified to opine on the legality of the shares under Nevada law. Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada or a revised legal opinion which removes this qualification. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF).

3116 West North A Street Tampa, Florida 33609-1544
Phone 813-874-8854 Cell 813-892-5969 Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com jackson.morris@rule144solution.com
www.Rule144Solution.com

Pamela Long
Assistant Director
January 6, 2015

Registrant’s response. Exhibit 5 to this Amendment No. 3 has been revised to remove reference to specific sections of the Nevada Private Corporations Law and counsel’s statement concerning his membership in the Nevada bar.

Consent, Exhibit 23.1

2. We note the reference to Form S-1 Amendment No. 3 in your auditor’s consent. However, the most recent filing is Amendment No. 2 to Form S-1. The amendment that you file in response to the comment above will be Amendment No. 3 to Form S-1. Please ensure that the consent is consistent with the filing.

Registrant’s response. The auditor’s consent, dated as of the filing date of Amendment No. 3, has been revised to refer to Amendment No. 3.

Thanks you for your attention to this matter. Do not hesitate to contact me in the event you have any questions regarding this amendment, the other pending registration statement or reports filed by the registrant.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris